As filed with the Securities and Exchange Commission on April 4, 2011

Registration No. 333-165643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

Carter Validus Mission Critical REIT, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

4211 West Boy Scout Blvd.

Suite 500

Tampa, Florida 33607

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John E. Carter

Carter Validus Mission Critical REIT, Inc.

4211 West Boy Scout Blvd.

Suite 500

Tampa, Florida 33607

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lisa Drummond

Carter Validus Mission Critical REIT, Inc.

4211 West Boy Scout Blvd.

Suite 500

Tampa, Florida 33607

Tel: (813) 287-0101

Fax: (813) 287-0397

Lauren Burnham Prevost, Esq.

Heath D. Linsky, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-165643

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company” in12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Explanatory Note: This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (Registration No. 333-165643) is filed pursuant to Rule 462(d) under the Securities Act of 1933 solely to (1) add, or incorporate by reference, certain exhibits not previously filed with respect to such Registration Statement and (2) resubmit an exhibit previously filed with respect to such Registration Statement, correcting a typographical error on such exhibit.

Item 36. Financial Statements and Exhibits

(b) Exhibits

The following exhibits are included, or incorporated by reference, in this Registration Statement.

Ex.	Description

3.1	First Amendment to Articles of Amendment and Restatement, dated March 30, 2011 (included as Exhibit 3.1 to our Current Report on Form 8-K filed on March 31, 2011, and incorporated herein by reference)

8.1*	Opinion of Morris, Manning & Martin, LLP as to tax matters

10.1	Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan (included as Exhibit 10.1 to our Current Report on Form 8-K filed on March 24, 2011, and incorporated hereby by reference)

10.2	First Amendment to Amended and Restated Advisory Agreement, dated March 29, 2011, by and between Carter Validus Mission Critical REIT, Inc. and Carter/Validus Advisors, LLC (included as Exhibit 10.1 to our Current Report on Form 8-K filed on March 31, 2011, and incorporated herein by reference)

24.1*	Power of Attorney for Jonathan Kuchin

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 4th day of April, 2011.

Carter Validus Mission Critical REIT, Inc.

By:	/s/ John Carter
John Carter
Chief Executive Officer, President and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

	Signature	Title	Date

	/s/ John Carter John Carter	Chief Executive Officer, President and Chairman of the Board of Directors	April 4, 2011

	/s/ Todd Sakow Todd Sakow	Chief Financial Officer and Treasurer (Principal Accounting Officer)	April 4, 2011

	/s/* Mario Garcia, Jr.	Director	April 4, 2011

	/s/* Jonathan Kuchin	Independent Director	April 4, 2011

	/s/* Randall Greene	Independent Director	April 4, 2011

	/s/* Ronald Rayevich	Independent Director	April 4, 2011

* By:	/s/ John Carter John Carter Attorney-in-fact		April 4, 2011